Filed by SunTrust Banks, Inc.
                                   Pursuant to Rule 425 under the Securities
                                   Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                   Subject Company: Wachovia Corporation
                                   Commission File No. 1-9021

                                   Date: May 21, 2001


         The following are advertisements which ran in various publications in North Carolina and South Carolina on May 20, 2001.


                        [SunTrust Banks, Inc. Logo]

                            Simply A Better Deal

As you may have heard, both SunTrust and First Union have made proposals to merge with Wachovia. Since we announced our proposal on May 14, we have been gratified by the overwhelmingly positive response we have received from many shareholders and employees. We believe our proposal is simply better by every measure:

|X|      Higher price
|X|      Bigger dividend
|X|      Better-performing stock
|X|      No merger-related branch closings in the Carolinas
|X|      Fewer job losses
|X|      Better cultural fit

Don't just take our word for it. Here's what others are saying:

"SunTrust has made a superior offer. Superior in terms of 1) value, 2) dividend, 3) lower expense takeouts. While the First Union offer was good for First Union, in our view, it does not stand up well to the terms SunTrust has put forth."
--George A. Bicher, Deutsche Banc Alex. Brown Inc., May 14, 2001

"[The SunTrust offer is] significantly higher, more compelling from a cultural standpoint, and just a whole lot more believable in its assumptions."
--Nancy A. Bush, Ryan, Beck & Co., May 14, 2001

"I think the cultures (of SunTrust and Wachovia) are closer, so the execution will be better. I think the rank-and-file employees will be more comfortable with SunTrust than First Union, and that's what matters...In the Carolinas especially, which is the heart of the Wachovia franchise, the average employee sees SunTrust being in a similar class as their own bank." --David Stumpf, A.G. Edwards & Sons, Inc., in Dow Jones, May 15, 2001

"The SunTrust offer currently appears more financially attractive with less risk given the higher premium, higher dividend and less aggressive cost savings assumptions."
--Lana Chan, CIBC World Markets Corp., May 15, 2001

"We view the proposed SunTrust/Wachovia deal as a good strategic fit for SunTrust and as a more attractive deal for Wachovia shareholders, as they would receive a stronger currency in a fundamentally superior franchise with a management team that has effectively maneuvered through a difficult operating environment."
--Chris M. Mutascio, Legg Mason Wood Walker, Inc., May 15, 2001

"SunTrust's unsolicited offer to acquire Wachovia appears to be the better offer based on significantly lower credit risk, achievable cost savings, a better operational fit, a stronger currency and a higher purchase price." --Claire M. Percarpio, Janney Montgomery Scott LLC, May 16, 2001

A SunTrust/Wachovia merger would bring together two compatible and complementary Southeastern banking institutions--with similar management philosophies and corporate cultures--to create the region's leading financial services franchise.

This is simply a better deal for Wachovia shareholders--as well as for its employees, customers and communities. We look forward to working with you to make it a reality.

On May 14, 2001 SunTrust filed with the Securities and Exchange Commission ("SEC") a preliminary proxy statement for solicitation of proxies from Wachovia stockholders in connection with the Wachovia 2001 annual meeting of stockholders. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The proxy statement, the registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308,
Attention: Gary Peacock (404-658-4753). SunTrust, its directors and executive officers and certain other persons may be deemed to be "participants" in SunTrust's solicitation of proxies from Wachovia stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in SunTrust's preliminary proxy statement on Schedule 14A, filed with the SEC on May 14, 2001.




         The following is an advertisement which ran in various publications in Georgia and Virginia on May 20, 2001.

                        [SunTrust Banks, Inc. Logo]


                            Simply A Better Deal

As you may have heard, both SunTrust and First Union have made proposals to merge with Wachovia. Since we announced our proposal on May 14, we have been gratified by the overwhelmingly positive response we have received from many shareholders and employees. We believe our proposal is simply better by every measure:

|X|      Higher price
|X|      Bigger dividend
|X|      Better-performing stock
|X|      Fewer branch closings and job losses
|X|      Better cultural fit


Don't just take our word for it. Here's what others are saying:

"SunTrust has made a superior offer. Superior in terms of 1) value, 2) dividend, 3) lower expense takeouts. While the First Union offer was good for First Union, in our view, it does not stand up well to the terms SunTrust has put forth."
--George A. Bicher, Deutsche Banc Alex. Brown Inc., May 14, 2001

"[The SunTrust offer is] significantly higher, more compelling from a cultural standpoint, and just a whole lot more believable in its assumptions."
--Nancy A. Bush, Ryan, Beck & Co., May 14, 2001

"I think the cultures (of SunTrust and Wachovia) are closer, so the execution will be better. I think the rank-and-file employees will be more comfortable with SunTrust than First Union, and that's what matters." --David Stumpf, A.G. Edwards & Sons, Inc., in Dow Jones, May 15, 2001

"The SunTrust offer currently appears more financially attractive with less risk given the higher premium, higher dividend and less aggressive cost savings assumptions."
--Lana Chan, CIBC World Markets Corp., May 15, 2001

"We view the proposed SunTrust/Wachovia deal as a good strategic fit for SunTrust and as a more attractive deal for Wachovia shareholders, as they would receive a stronger currency in a fundamentally superior franchise with a management team that has effectively maneuvered through a difficult operating environment."
--Chris M. Mutascio, Legg Mason Wood Walker, Inc., May 15, 2001

"SunTrust's unsolicited offer to acquire Wachovia appears to be the better offer based on significantly lower credit risk, achievable cost savings, a better operational fit, a stronger currency and a higher purchase price." --Claire M. Percarpio, Janney Montgomery Scott LLC, May 16, 2001

A SunTrust/Wachovia merger would bring together two compatible and complementary Southeastern banking institutions--with similar management philosophies and corporate cultures--to create the region's leading financial services franchise.

This is simply a better deal for Wachovia shareholders--as well as for its employees, customers and communities. We look forward to working with you to make it a reality.

On May 14, 2001 SunTrust filed with the Securities and Exchange Commission ("SEC") a preliminary proxy statement for solicitation of proxies from Wachovia stockholders in connection with the Wachovia 2001 annual meeting of stockholders. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The proxy statement, the registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308,
Attention: Gary Peacock (404-658-4753). SunTrust, its directors and executive officers and certain other persons may be deemed to be "participants" in SunTrust's solicitation of proxies from Wachovia stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in SunTrust's preliminary proxy statement on Schedule 14A, filed with the SEC on May 14, 2001.